 Exhibit 2

SAFE BULKERS, INC.

ANNOUNCEMENT OF REGULATED INFORMATION OF LAW 3556/2007

Safe Bulkers, Inc. (the “Company”), following receipt of a relevant notification on 14.09.2026, hereby announces, pursuant to Law 3556/2007 and article 19(3) of Regulation (EU) 596/2014, that on 11 September 2026 “Moutoulas Shipping Corporation”, an entity controlled by and closely associated with Mr. Polys Hajioannou, Chairman and Executive Member of the Board of Directors and Chief Executive Officer of the Company, acquired 1,500,000 common, registered, voting shares in the Company (ISIN: MHY7388L1039) at an offer price of €6.70 per share (i.e. total price of transaction: €10,050,000), through subscription in the recent share capital increase of the Company.

Monaco, 15 September 2026

SAFE BULKERS, INC.

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PV:4797560.1